

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2014

Via Email
Henry L. Guy
President and Chief Executive Officer
Modern Holdings Incorporated
89 Summit Avenue
Summit, NJ 07901

> **Re: Modern Holdings Incorporated**
> **Registration Statement on Form S-1**
> **Submitted February 7, 2014**
> **File No. 333-193822**

Dear Mr. Guy:

We have reviewed your letters dated February 7, 2014 and February 27, 2014, and the above-referenced filing, and have the following comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated January 16, 2014.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Puttable Noncontrolling Interest, page F-36

1.   We note your response to prior comment 11. Please clarify whether the shareholders that have exercised their put right have transferred their interest to you. Explain why the balance has not changed while substantially all of the interest has been put to you. In this regard, it does not appear that you have accounted for the exercise of the put right.

Signatures, II-4

2.   The registration statement has not been signed by your controller or principal accounting officer. See Instruction 1 to Signatures for Form S-1. Any person who occupies more than one of these specified positions must indicate each capacity in which they sign the registration statement. See Instruction 2 to Signatures for Form S-1. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 with any other questions. Should you require further assistance, you may contact the undersigned at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-Mail
        James T. Seery, Esq.
        LeClairRyan, A Professional Corporation